Item (16)(17)(b)(ii)
Supplement dated March 5, 2009 to the Prospectus of Transamerica Capital Guardian Global VP
and Transamerica Templeton Global VP, dated May 1, 2008, as supplemented through January 6, 2009

TRANSAMERICA SERIES TRUST
Transamerica Capital Guardian Value VP
Supplement dated March 5, 2009
to the Prospectus dated May 1, 2008
The following information supplements information in the Prospectus relating to Transamerica Capital Guardian Value VP:
          Transamerica Capital Guardian Value VP will be reorganized into Transamerica BlackRock Large Cap Value VP. Each portfolio is a series of Transamerica Series Trust and its shares are offered in the Prospectus dated May 1, 2008. The reorganization is subject to the satisfaction of certain conditions, and is expected to close in the fourth quarter of 2009.
          Each portfolio’s Trustees approved the reorganization and determined that it is in the best interests of the shareholders of both portfolios. The reorganization is expected to qualify as a tax-free reorganization, which means that the reorganization will result in no income, gain or loss being recognized for federal income tax purposes by either portfolio or their shareholders as a direct result of the reorganization.
          Each portfolio is managed by Transamerica Asset Management, Inc. Transamerica BlackRock Large Cap Value VP (the “Portfolio”) is sub-advised by BlackRock Investment Management, LLC (“BlackRock”), 800 Scudders Mill Road, Plainsboro, NJ 08536. The Trustees of Transamerica Capital Guardian Value VP have approved a new sub-advisory agreement with BlackRock. Immediately prior to the closing of the reorganization, BlackRock will replace Capital Guardian Trust Company as the sub-adviser to Transamerica Capital Guardian Value VP.
          Transamerica BlackRock Large Cap Value VP is managed by a team led by Robert C. Doll, Jr. and Daniel Hanson. Mr. Doll is primarily responsible for the day-to-day management of the Portfolio.
          Robert C. Doll, Jr., CFA, has been Vice Chairman and Director of BlackRock, Inc. and Global Chief Investment Officer for Equities, Chairman of the BlackRock Retail Operating Committee and member of the BlackRock Executive Committee since 2006. Mr. Doll was President of Merrill Lynch Investment Managers, L.P. (''MLIM’’) and its affiliate, Fund Asset Management, L.P. (''FAM’’), from 2001 to 2006. He was President and a member of the Board of the funds advised by MLIM and its affiliates from 2005 to 2006.
          Daniel Hanson, CFA, is a Director of BlackRock, Inc., which he joined in 2006 following the merger with MLIM. He has been a member of the Large Cap Series team responsible for fundamental analysis since he joined MLIM in 2003 and has been a portfolio manager of these Funds since 2008. Mr. Hanson directs the fundamental research group supporting this team, and is an active participant in the portfolio construction process.
          Please see the Prospectus dated May 1, 2008 for Transamerica BlackRock Large Cap Value VP and for additional information regarding this Portfolio’s investment objectives, risks, charges and expenses.
Investors Should Retain this Supplement for Future Reference